04017672

SEC ... OMMISSION
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3-30-2004

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED MAR - 2 2004 WASH., D.C. 158 SECTION

SEC FILE NUMBER
8- 44116

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING JANUARY 1, 2003 (MM/DD/YY) AND ENDING DECEMBER 31, 2003 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **GENERIC TRADING ASSOCIATES, LLC**

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1270 AVENUE OF THE AMERICAS
(No. and Street)

NEW YORK,	**NY**	**10020**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

SALVATORE RISI **(212) 332-2612**
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *of individual, state last, first, middle name*)

5 Times Square	**New York**	**NY**	**10036**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- X Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 3 1 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, SALVATORE RISI, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of GENERIC TRADING ASSOCIATES, LLC, as of DECEMBER 31, 20 03, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

FAYLIETTE LEWIS
Notary Public, State of New York
No. 01LE6085956
Qualified in Kings County
Commission Expires January 13, 2007

Notary Public

Signature

CHIEF FINANCIAL OFFICER
Title

This report** contains (check all applicable boxes):

- X (a) Facing page.
- X (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims or Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (I) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A or Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (0) Supplementary Report of Independent Auditors on Interest Control required by SEC Rule 17-a-5

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

STATEMENT OF FINANCIAL CONDITION

Generic Trading Associates, LLC

December 31, 2003
with Report of Independent Auditors

Generic Trading Associates, LLC

Statement of Financial Condition

December 31, 2003

Contents

Report of Independent Auditors

To the Members of
Generic Trading Associates, LLC

We have audited the accompanying statement of financial condition of Generic Trading Associates, LLC (the "Company") as of December 31, 2003. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on the statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the statement of financial condition. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Generic Trading Associates, LLC at December 31, 2003, in conformity with accounting principles generally accepted in the United States.

Ernst + Young LLP

February 27, 2004

Generic Trading Associates, LLC

Statement of Financial Condition

December 31, 2003

Assets	
Cash	$ 132,286
Receivable from clearing broker	249,069
Securities owned at market value	37,081
Total assets	$ 418,436
Liabilities and ownership equity	
Accounts payable	$ 11,000
Securities sold, but not yet purchased	184,810
Total liabilities	195,810
Members' capital	222,626
Total liabilities and ownership equity	$ 418,436

See accompanying notes to statement of financial condition.

Generic Trading Associates, LLC

Notes to Statement of Financial Condition

December 31, 2003

1. Organization

Generic Trading Associates, LLC (the "Company") is a Delaware limited liability company which commenced operations on August 21, 1995. The Company is a registered broker-dealer under the Securities and Exchange Commission Act of 1934, and is a member of the American Stock Exchange.

Generic Trading Inc. is the Company's managing member for the year ended December 31, 2003. Generic Trading Inc. was the only member of the Company.

The Company does not carry accounts for customers or perform custodial functions related to securities. The Company trades through a related entity, Carlin Equities Corp. (the "Introducing Broker"), which introduces the members' designated trading account, on a fully disclosed basis, to its clearing broker, Spear, Leeds & Kellogg, LLC, (the "Clearing Broker") a New York Stock Exchange member firm.

2. Significant Accounting Policies

The preparation of the Statement of Financial Condition in accordance with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the Statement of Financial Condition and accompanying notes. Actual results could differ from those estimates.

Purchases and sales of securities and related revenue and expenses are recorded on a trade-date basis.

Securities owned and securities sold, not yet purchased are valued at their quoted market prices with the resulting unrealized gains and losses reflected in Trading profits, on the statement of operations and changes in members' capital.

3. Taxes

A limited liability company is taxed as a partnership and as such is not a taxpaying entity. Each member is individually responsible for his or her share of the Company's income or loss for income tax reporting purposes. Accordingly, the Company has no provision for federal and state income taxes.

4. Receivable from Clearing Broker

The clearing and depository operations for the Company's and its members' securities transactions are provided by the Clearing Broker pursuant to a clearance agreement.

The Company does not carry accounts for customers or perform custodial functions related to customer security transactions. The Company introduces all their security transactions, to its Clearing Broker, which maintains the customer accounts and clears the transactions.

For transactions in which the Company, through the Clearing Broker, extends credit to members, the Company seeks to control the risks associated with these activities by requiring Members to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company and the Clearing Broker monitor required margin levels daily and, pursuant to such guidelines, request additional collateral or reduce security positions when necessary.

The Company has agreed to indemnify the Clearing Broker for losses, expenses, and cost that it may sustain from Class "B" Member accounts introduced by the Company. At December 31, 2003, there were no class B member accounts.

5. Securities Owned and Securities Sold, Not Yet Purchased

Securities owned and securities sold, not yet purchased as of December 31, 2003 consist of equity securities.

Securities sold, not yet purchased represent obligations of the Company to deliver specific securities by purchasing the securities in the market at prevailing market prices. Accordingly, these transactions result in off-balance-sheet market risks as the Company's ultimate obligation may exceed the amount recognized in the Statement of Financial Condition.

6. Concentration of Credit Risk

The Company maintains cash in bank accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk.

7. Estimated Fair Value of Financial Instruments

Statement of Financial Accounting Standards No. 107, "Disclosure About Fair Value of Financial Instruments," requires the disclosure of the fair value of financial instruments, including assets and liabilities recognized on the statement of financial condition. Management estimates that the fair value of financial instruments recognized in the statement of financial condition approximate their carrying value due to their short term nature.

8. Net Capital Requirement

As a registered broker-dealer, the Company is subject to the Uniform Net Capital requirement of the Securities and Exchange Commission (the "Commission") under Rule 15c3-1 (the "Rule"), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The Rule also requires that equity capital may not be withdrawn or cash dividends paid if the resulting aggregate indebtedness to net capital ratio would exceed 10 to 1. Minimum net capital is defined as the greater of 6⅔% of aggregate indebtedness or $100,000. At December 31, 2003, the Company had net capital of $179,729, which was $79,729 in excess of the amount required to be maintained at that date. The ratio of aggregate indebtedness to net capital was .06 to 1.

Advances, dividend payments, and other equity withdrawals by the Company are subject to certain notification and other provisions of the Uniform Net Capital Rule 15c3-1 of the SEC and other regulatory bodies.

Proprietary balances, if any, held at the Clearing Broker ("PAIB Assets") are considered allowable assets for net capital purposes, pursuant to an agreement between the Company and the Clearing Broker, which requires, among other things, that the Clearing Broker perform computations for PAIB assets and segregate certain balances on behalf of the Company, if applicable.

9. Guarantees

The Company applies the provisions of the Financial Accounting Standards Board's Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others" ("FIN 45") which provides accounting and disclosure requirements for certain guarantees.

As described in Note 4, the Company has agreed to indemnify the clearing broker for losses that it may sustain from the member accounts introduced by the Company. In accordance with applicable margin lending practices, customer balances are typically collateralized by customer securities or supported by other types of recourse provisions.